Exhibit 99.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

      In connection with the Report of Fresenius Medical Care AG (the “Company”) on Form 6-K filed during the month of August, 2002 containing its unaudited financial statements as of and for three and six month periods ending June 30, 2002 as submitted to the Securities and Exchange Commission on the date hereof (the “Report”), I, Dr. Ulf M. Schneider, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Dr. Ulf M. Schneider

Dr. Ulf M. Schneider
Chief Financial Officer

August 15, 2002